SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Notice of Ordinary General Shareholders’ Meeting.

2.	Proposals of the Board Of Directors Concerning the Issues to be Discussed at the Ordinary Shareholders’ Meeting.

3.	Minutes of Audit Committee Meeting No. 139

Buenos Aires, March 18, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the General Ordinary Shareholders’ Meeting summoned for April 29, 2014

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present the documentation of the referred Shareholders’ Meeting that was summoned for April 29, 2014.

We hereby attach:

a)	The Notice of Summons of the Shareholders’ Meeting.

b)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders’ Meeting.

c)	The Minutes of the Audit Committee including its opinion regarding the reasonableness of the proposals of the Board of Directors to the Shareholders’ Meeting with respect to the issues of its competition.

Sincerely,

Pedro G. Insussarry

Responsible for Market Relations

Item 1

TELECOM ARGENTINA S.A.

NOTICE OF ORDINARY GENERAL SHAREHOLDERS’ MEETING.

The shareholders are summoned to an Ordinary General Shareholders’ Meeting to be held on April 29, 2014, at 10:00 a.m. on a first call, at the corporate offices at Avda. Alicia Moreau de Justo No. 50, Ground Floor, City of Buenos Aires, to consider the following Agenda:

AGENDA

1°)	Appointment of two shareholders to approve and sign the Minutes of the Meeting.

2°)	Review the documents provided for in Section 234, Subsection 1 of Law 19,550, the Rules of the Argentine National Securities Commission (Comision Nacional de Valores (“CNV”)) and the Listing Regulations of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty-fifth fiscal year ended December 31, 2013 (‘Fiscal Year 2013’).

3°)	Analysis of the allocation of Retained Earnings as of December 31, 2013 (P$ 3,202,462,964.-). The Board of Directors proposes the allocation of: (i) P$ 9,369,889.- to the Legal Reserve; (ii) P$ 1,201,757,911.- to ‘Cash Dividends’ (in two equal installments to be paid on May 8th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment); (iii) P$ 1,991,335,164.- to ‘Voluntary Reserve for Future Capital Operations’’.

Delegation of powers to the Board of Directors to determine the allocation of the Voluntary Reserve for Future Capital Operations for their specific purposes.

4°)	Review of the performance of the members of the Board of Directors and the Supervisory Committee from April 23, 2013 to the date of this Shareholders’ Meeting.

5°)

Review of the compensation of the Board of Directors for the services rendered during Fiscal Year 2013 (from the Shareholders’ Meeting of April 23, 2013 to the date of this Meeting). Proposal to pay the aggregate amount of P$ 13,300,000.-, which represents 0.41% of ‘accountable earnings’, calculated under Section 3 of Chapter III, Title II of the Rules of CNV (N.T. 2013).

6°)	Authorize the Board of Directors to make advance payments of fees for up to P$ 11,000,000.- to those Directors acting during Fiscal Year 2014 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

7°)	Review of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2013 (as from the Shareholders’ Meeting of April 23, 2013 through the date of this meeting). Proposal to pay the aggregate amount of P$ 2,960,000.-

8°)	Determination of the number of members and alternate members of the Supervisory Committee for Fiscal Year 2014.

9°)	Election of members of the Supervisory Committee.

10°)	Election of alternate members of the Supervisory Committee.

11°)	Authorize the Board of Directors to make advance payments of fees of up to P$ 2,960,000.-, to those Supervisory Committee members acting during Fiscal Year 2014 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision adopted at such Meeting).

12°)	Appointment of independent auditors for the Fiscal Year 2014 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2013.

13°)	Review of the Audit Committee’s budget for Fiscal Year 2014.

14°)	Modification of the procedure set by the Ordinary Shareholders’ Meeting of April 23, 2013 according to which Alternate Directors proposed by the shareholder FGS-ANSeS are able to replace Directors proposed by such Shareholder.

THE BOARD OF DIRECTORS.

Note 1: To be able to attend the Shareholders’ Meeting, shareholders are required to deposit their book-entry shareholding certificates issued for that purpose by Caja de Valores S.A., no later than three business days prior to the date of the Shareholders’ Meeting, at Avda. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. The deadline to submit the share certificate is April 23, 2014, at 5 p.m.

Note 2: The documents to be discussed at the Shareholders’ Meeting, including the proposals of the Board of Directors related to the issues to be considered, are available at Telecom Argentina’s website: www.telecom.com.ar. Hard copies of such documents may be obtained at the place and time stated in Note 1.

Note 3: Pursuant to the provisions of Section 22 of the Chapter II, Title II of the CNV rules, at the time of registration and at the time of attending the Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities constituted abroad, trusts or any other similar entity, must provide the information and deliver the documentation as required by the CNV rules in Sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of Section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present no later than 15 minutes prior to the scheduled time of the Meeting in order to file their proxies and sign the Attendance Book.

Item 2

PROPOSALS OF THE BOARD OF DIRECTORS CONCERNING THE ISSUES TO

BE DISCUSSED AT THE ORDINARY SHAREHOLDERS’ MEETING

SUMMONED FOR APRIL 29, 2014.

First item: It is proposed to the Shareholders´ Meeting to delegate to the Chairman of the Board of Directors the authority to appoint two shareholders (or their representatives) to approve and sign the Minutes.

Second item: It is proposed to the Shareholders´ Meeting to approve the documents related to Fiscal Year 2013 pursuant to the Section 1 of the Chapter I, Title IV of the Comisión Nacional de Valores (“CNV”) rules (N.T. 2013): Annual Report and attached report on the Code of Corporate Governance, Summary Report, Report under section 12, Chapter III, Title IV of the CNV rules, and section 68 of the Buenos Aires Stock Exchange Listing Rules, the Financial Statements with all Notes and Exhibits thereof, the Report of the Supervisory Committee, the Annual Report submitted by the Audit Committee, and other documents related to the fiscal year, including the English-language documents requested by the Securities and Exchange Commission, in the same form as they were approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively in the scope of their competence.

Third item: The Board of Directors proposal related to the Retained Earnings of the Fiscal Year ended December 31, 2013is as follows:

Pesos
Retained Earnings as of December 31, 2013	3,202,462,964
To Legal Reserve	(9,369,889)
To Cash Dividends	(1,201,757,911)
To Voluntary Reserve for Future Capital Operations	(1,991,335,164)

To New Fiscal Year	—

It is proposed that the Shareholders’ Meeting delegates powers to the Board of Directors to determine the allocation of the Voluntary Reserve for Future Capital Operations for their specific purposes.

It is proposed that the Shareholders’ Meeting approve the form of payment of the cash dividends in two equal installments of P$600,878,955.50 each. The installments shall be paid on May 8th, 2014 and in September 2014 when the Board of Directors determines the specific date for such payment.

Fourth item: No proposal is submitted on this item. The Shareholders’ Meeting shall review the performance by the members of the Board of Directors and the Supervisory Committee from April 23, 2013 to the date of the Meeting.

Fifth item: It is proposed to the Shareholders´ Meeting to approve the fees payable to the Board of Directors for the services rendered during Fiscal Year 2013 (from the Shareholders’ Meeting of April 23, 2013 to the date of the Meeting (April 29, 2014)), in the aggregate amount of P$ 13,300,000.- (such amount represents 0.41% of accountable earnings determined according to Section 3 of Chapter III, Title II of the Rules of CNV (N.T. 2013)), delegating to the Board of Directors the authority to distribute such amount in the manner it may deem convenient.

Sixth item: It is proposed to the Shareholders´ Meeting authorize the Board of Directors to make advance payments of fees for up to P$ 11,000,000.- to those Directors acting during Fiscal Year 2014 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of fiscal year 2014 and contingent upon the decision adopted at such Meeting). Furthermore, it is proposed that the Board of Directors should be authorized to increase such amount in the case of non-recurring events.

Seventh item: It is proposed to the Shareholders´ Meeting to approve a total compensation of P$ 2,960,000.– for the Supervisory Committee members acting during Fiscal Year 2013 (from the Meeting of April 23, 2013 until the Meeting of April 29, 2014) to be equally distributed among the five members.

Eighth item: No proposal is submitted on this item. Shareholders are informed that the company’s bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, in the number and as elected at the Shareholders’ Meeting.

Ninth and tenth item: The Board of Directors abstains from submitting a proposal in respect of the candidates to be appointed as members and alternate members of the Supervisory Committee. Shareholders who shall propose candidates to serve on the Supervisory Committee are reminded of the requirement to inform the Shareholders’ Meeting if the candidates qualify as “independent” and that article 79 of the Law 26,831 provides: “In companies under public offer rules on shares or bonds, all the members of the Supervisory Committee shall qualify as independent”.

Eleventh item: It is proposed to the Shareholders´ Meeting to authorize the Board of Directors to make advance payments of fees for up to P$2,960,000.- to those members of the Supervisory Committee acting during Fiscal Year 2014 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of fiscal year 2014) with the authority to increase such amount in the case of non-recurring events.

Twelfth item: It is proposed to the Shareholders´ Meeting to appoint, as Independent Auditors of the Company for Fiscal Year 2014, the accounting firm “Price Waterhouse & Co. S.R.L.”. Upon approval of such proposal, Carlos Alberto Pace would act as regular certifying accountant and Mario Angel Julio as his alternate. Furthermore, it is proposed that the Independent Auditors’ compensation be set by the Shareholders’ Meeting that reviews Fiscal Year 2014 documents, and delegate to the Audit Committee the authority to determine the manner in which the services shall be provided and to make advance fee payments. It is proposed that total compensation for the audit services rendered by the Independent Auditors during Fiscal Year 2013 be set in the amount of P$ 6,300,000.- (without VAT), P$ 3,180,000 of which correspond to the audit of the financial statements and P$ 3,120,000.- to the audit tasks related to certification under section 404 of the Sarbanes Oxley Act.

Thirteenth item: It is proposed to the Shareholders´ Meeting that, according to the estimate made by the Audit Committee, the budget for the operation of such Committee during Fiscal Year 2014 be set at P$ 1,800,000.-

Fourteenth item: At the request of the shareholder FGS-ANSeS, it is proposed to modify the replacement procedure to allow any of the Alternate Directors Eduardo Pablo Guillermo Setti, Juan Massolo and Verónica Daniela Alvarez to replace interchangeably the Directors Esteban Ariel Santa Cruz, Federico Horacio Gosman and Mariana Laura Gonzalez.-

Item 3

MINUTES OF

AUDIT COMMITTEE MEETING No. 139

PARTICIPATING MEMBERS:	Dr. Esteban Macek; Enrique Garrido and Federico Gosman

SECRETARY:	Dr. Ricardo Luttini

EXTERNAL ADVISOR:	Dr. Carlos Fernández Funes

DATE OF MEETING:	March 12, 2014

RELEVANT PART:

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OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO

SUBMIT TO THE ANNUAL ORDINARY GENERAL MEETING OF THE

SHAREHOLDERS

The Board of Directors of the Company, at its meeting No. 309 held on February 27, decided to request that the Audit Committee, in accordance with section 110, subsections a) and e) of Law 26,831 and Section 10A of the U.S. Exchange Act, issue an opinion on the proposals that the Board of Directors intends to submit for consideration to the Annual Ordinary General Meeting of the Shareholders.

The proposals submitted are included below:

1) The proposal to allocate the aggregate compensation of P$13,300,000 to the members of the Board of Directors serving during Fiscal Year 2013 (from April 23, 2013 through the date of the Shareholders’ Meeting that would consider their compensation) and to delegate to the Board of Directors the authority to distribute such amount among its members.

This amount represents 0.41% of Fiscal Year 2013 ‘accountable earnings’ calculated according to sections 2 and 3 of Chapter III, Title II of the Rules of the Comision Nacional de Valores (N.T. 2013).

In addition, it was proposed that the Board of Directors should be authorized to make advance payments of up P$ 11,000,000 to those directors who shall render services during Fiscal Year 2014 (from the date of the shareholders meeting that considers this matter through the date of the meeting that reviews Fiscal Year 2014 documents), always contingent upon the decision of the Shareholders’ Meeting that considers the financial statements of such fiscal year, authorizing the Board of Directors to increase such amount in the case of non-recurring events.

2) The proposal to pay to Price Waterhouse & Co. S.R.L., for its services as Independent Auditors of Telecom Argentina’s financial statements for fiscal year 2013, the amount of P$ 6,300,000 without VAT, of which P$ 3,180,000 are fees for financial statement audit tasks, and P$ 3,120,000 are for audit tasks related to the certification under Section 404 of the Sarbanes Oxley Act.

3) The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors of the financial statements for the fiscal year ending on December 31, 2014, where Carlos Alberto Pace would act as the regular certifying accountant and Mario Angel Julio as his alternate.

The Audit Committee was also requested to report the amount of expenses assigned to its operation and training activities during Fiscal Year 2013 to be reported to the Shareholders Meeting, and to assess the funds it considers necessary to carry out its duties during Fiscal Year 2014 in order to request budget approval

1)	Opinion on the Proposal of Fees Payable to the members of the Board of Directors acting during fiscal year 2013 and advance payments to those who shall serve in 2014

The Board of Directors submitted to the Audit Committee’s prior opinion the proposal that it would submit to the Shareholders, to assign to the directors acting in Fiscal Year 2013 (from April 23, 2013 until the date of the meeting that reviews their compensation) the aggregate compensation of P$ 13,300,000, and proposed that the Shareholders’ Meeting should delegate to the Board the authority to distribute such amount among its members.

In order to evaluate such proposal, the members of the Audit Committee have considered the following:

a)	the number of members of the Board of Directors, their roles, responsibilities and dedication to their functions;

b)	the participation of members of the Board of Directors in several committees (Audit Committee, Regulatory Compliance Committee, Steering Committee), which demand professionalism and many hours of work, and involve a high level of responsibility;

c)	the consistency of this proposal with those submitted in previous fiscal years;

d)	the updated survey conducted on the Autopista de Informacion Financiera of the Comision Nacional de Valores in relation to remuneration paid to directors of other companies similar to Telecom Argentina during the last fiscal year, as reported by such companies. Said survey shows that the fees proposed for Telecom Argentina’s directors, as a whole, are consistent with the average amounts paid by such organizations and by Telecom Argentina in previous years;

e) the fact that the total amount of fees proposed represents a small percentage of accountable earnings for fiscal year 2013, calculated according to CNV Rules.

Based on the above, the total remuneration of P$ 13,300,000 proposed by the Board of Directors for directors acting during fiscal year 2013 from April 23, 2013 through the date of the Shareholders Meeting reviewing its compensation is reasonable under the terms of sections 2 and 3 of Chapter III of the Rules of the Comision Nacional de Valores, taking into account the number, the responsibilities, representation, technical tasks as members of several Board committees, dedication, competence and professional reputation of directors and the market value of their services, and considering that it does not infringe any legal, regulatory or statutory provision applicable to the Company.

The Audit Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those directors acting during fiscal year 2014 for up to P$ 11,000,000, and to increase such amount in the case of non-recurring events, contingent upon the decision of the Shareholders Meeting that reviews the documents for such fiscal year.

2)	Opinion on the Proposal of Fees payable to the Independent Auditors for Fiscal Year 2013

The Board of Directors has requested our opinion on the proposal of fees it intends to submit to the shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for fiscal year 2013. The proposal to be submitted at the Shareholders’ Meeting provides for the payment of six million three hundred thousand pesos (P$ 6,300,000) without VAT, of which P$3,180,000 are fees for financial statement audit tasks and P$ 3,120,000 are for the audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee considers that the amount of P$ 3,180,000 that the Board of Directors would propose to the Shareholders’ Meeting as compensation for the financial statements audit tasks performed by the Independent Auditors during fiscal year 2013 is reasonable and consistent with the importance, magnitude and quality of the tasks performed, and is within the range of the fees approved by other listed companies similar to Telecom Argentina.

Likewise, taking into account the complexity and specialization required for the Independent Auditors to perform the audit in respect of the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concludes that the amount of P$3,120,000 that the Board of Directors will propose to the Shareholders’ Meeting as remuneration for the audit tasks performed is also deemed reasonable.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2014

As noted in the abovementioned Board Minutes No 309, the Board of Directors will propose to the Annual Ordinary Shareholders’ Meeting the designation of Accounting Firm Price Waterhouse & Co. S.R.L. (‘Price’) as Auditors of the Financial Statements for fiscal year 2014, where Carlos Alberto Pace will act as the regular certifying accountant and Mario Angel Julio as his alternate. This means that, if the proposal is approved by the Shareholders’ Meeting , a regular and an alternate certifying accountant will be designated that have not acted in that capacity in previous years.

Price is a firm of local and international renown, with a vast and outstanding professional track record, meeting stringent standards of quality and independence at its audited companies. Additionally, it is deeply knowledgeable of the business of Telecom Argentina and of its administrative and internal control structure.

The Committee notes that, regarding the turnover of auditing firms mentioned in CNV General Resolution No. 622/2013, there are opinions by professional associations and recent appointments of external auditors by listed companies that support the prospective application of this resolution. The issuance of any interpretative criterion by the applicable authorities could potentially impact the proposal to be formulated by the Board on this particular issue, or, in retrospect, on the decision to be finally adopted by the Shareholders’ Meeting, in which case the Audit Committee should act accordingly.

The Audit Committee discussed the firm’s background and its performance in previous fiscal years, in addition to the abovementioned considerations, and resolved unanimously to submit to the Board of Directors a favorable opinion on its proposal to designate Price as Independent Auditors for fiscal year 2014.

Audit	Committee expenses - 2013 Report and 2014 Budget

The Board of Directors requested the Audit Committee to report the expenses incurred in its operation and training activities in fiscal year 2013, and to estimate the amount that it considers necessary to carry out its activities in 2014, in order to inform the Shareholders and request their approval of the relevant budget.

Mr. Luttini submitted a report on the expenses incurred by the Committee from May 2013 through April 2014, segregating those already incurred and those to be accrued until the closing of such budget period. The members of the Committee reviewed the different items included in this report, which shows aggregate expenses of P$ 566,395 for such period.

Continuing with discussions concerning the budget, in view of the activities performed during the previous fiscal year, the training and advisory needs estimated for the current year, and the hiring of services required for the effective performance of its tasks and responsibilities, as well as the general evolution of costs, the members of the Audit Committee resolved to request that the Shareholders’ Meeting approve an operating budget of one million eight hundred thousand pesos (P$ 1,800,000) for fiscal year 2014.

A copy of such report was included in the folder with supporting and background documentation of the matters discussed by the Committee.

Dr. Esteban Macek

Chairman of the Audit Committee

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 19, 2014	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman